Exhibit 2.1

THE SYMBOL “[****]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS

BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL, AND
(ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED

DATED 10 MARCH 2025

(1) CYCLACEL LIMITED (IN LIQUIDATION)

AND

(2) CARRIE JAMES and JAMES HOPKIRK as JOINT LIQUIDATORS

and

(3) CYCLACEL PHARMACEUTICALS, Inc

Agreement for the sale and purchase of certain assets of Cyclacel Limited (In Liquidation)

Kings House ● 36-37 King Street ● London ● EC2V 8BB

Tel: 0203 675 7575 ● DX: 42624 Cheapside

(Ref: AWO/750920C.4)

CONTENTS

CLAUSE

1.	Interpretation	1
2.	Agreement to sell and buy	6
3.	Purchase Price	6
4.	Payment and Completion	7
5.	Third party assets	10
6.	ROT assets	11
7.	Value added tax	11
8.	Joint Liquidators’ liability and status of claims	11
9.	Exclusions	12
10.	Confidentiality and announcements	13
11.	Further assurance	15
12.	Buyer’s Warranties	15
13.	Assignment	16
14.	Whole agreement	16
15.	Variation	16
16.	Costs	17
17.	Notice	17
18.	Interest on late payment	18
19.	Severance	18
20.	Contra proferentem	19
21.	Third party rights	19
22.	Successors	19
23.	Counterparts	19
24.	Governing law and jurisdiction	19

SCHEDULE

SCHEDULE 1	ASSETS	20
Schedule 2	Plogosertib Identifiers	21
Schedule 3	Deed of Assignment	22

i

Parties

(1)	CYCLACEL LIMITED (IN LIQUIDATION), a company incorporated in England and Wales (company number 1671088) whose registered office is Montague Place, Quayside, Chatham Maritime, Kent England, ME4 4QU (Seller) acting through the Joint Liquidators (as defined below);

(2)	CARRIE JAMES and JAMES HOPKIRK of Oury Clark, 10 John Street, London, WC1N 2EB and Kreston Reeves LLP, Montague Place, Quayside, Chatham Maritime, Kent ME4 4QU respectively (Joint Liquidators)

(3)	CYCLACEL PHARMACEUTICALS, Inc., incorporated in Delaware whose office is at 200 Connell Drive, Suite 1500, Berkeley Heights, NJ 07922, United States of America (Buyer)

BACKGROUND

(A)	The Joint Liquidators were appointed as liquidators of the Seller on 24 January 2025 by resolution of the members and creditors of the Seller passed at a decision-making process by deemed consent held on 24 January 2025

(B)	The Seller has agreed to sell and the Buyer has agreed to purchase (subject to the pre-emption provisions contained herein) such right, title and interest as the Seller has in the Assets, on the terms and conditions of this agreement.

(C)	The Joint Liquidators have entered into this agreement solely for the purpose of obtaining the benefit of the provisions in their favour and shall incur no personal liability of any kind under or in connection with this agreement.

Agreed terms

1.	Interpretation

1.1	The definitions and rules of interpretation in this clause apply in this agreement unless the context otherwise requires.

Active Pharmaceutical Ingredient or API: API that is a succinate form of a PLK1 inhibitor in the possession of Onyx Pharmaceutical Limited

Assets: the property, rights and assets set out in clause 2.1

Business Day: a day (other than a Saturday, Sunday or public holiday) when banks in London are open for business.

Chemistry Manufacturing and Control Data or CMC Data: all Know How relating to the manufacture and production processes of API, drug substance or drug product for any Compound including any drug master file, techniques, manufacturing line procedures, standard operating procedures (“SOP’s”) quality analysis (“QA”) and quality control (“QC”) processes and techniques, including all related submissions to all and any regulatory authorities in respect of Plogosertib as defined herein.

Company Records: other than those pertaining to the Assets, the purchase, sale, stock, personnel, accounting and technical records in whatever form of the Seller in connection with the Seller’s business together with the files and records of the Seller relating to dealings with suppliers and customers (including prospective suppliers and customers of the Seller) and the records of the Seller in connection with its business to which a liquidator or HM Revenue and Customs may be entitled from time to time as a matter of law, but excluding the Liquidators’ Records;

Completion: the completion of the sale and purchase of the Assets pursuant to and in accordance with clause 4.

Completion Date: the date of this agreement.

“Compound” means all compounds described in or covered by the Patent Rights or any other compounds that are a pyrimidine derivative PLK1 inhibitor developed or generated by or upon behalf of the Seller before it was in liquidation including a succinate form of a PLK1 inhibitor

“Deed of Assignment” a deed of assignment of the Patent Rights entered into between the parties on the date of this agreement.

“Documents” analyses, books, charts, comments, computations, designs, discs, electronic servers and other storage devices including flash drives, files, graphs, ledgers, notebooks, paper, photographs, plans, records, recordings, reports, research notes and any other graphic or written data or other media including (i) Documents containing Know How or on which KnowHow is stored; and (ii) Documents held in the Iron Mountain store; and (iii) Documents relating to Patent Rights

Encumbrance: any mortgage, charge (fixed or floating), pledge, lien, hypothecation, trust or other third party right or interest (legal or equitable) including any assignment by way of security or other security interest of any kind, however created or arising, or any other agreement or arrangement (including a sale and repurchase agreement or retention of title arrangement) having similar effect.

Excluded Assets: the property, rights and assets set out in clause 0 as being excluded from the sale and purchase under this agreement.

HMRC: HM Revenue & Customs.

Other Intellectual Property Rights: the other intellectual property rights of the Seller in connection with Plogosertib or the Compounds (subject to any licences already granted in respect of the same) including the copyright and rights in the nature of copyright, database rights, design rights, trademarks (including all goodwill in them) and domain names, registrations and applications for registration of any of the above, moral rights, but excluding the Patent Rights and KnowHow.

Interest Rate: interest at a rate of 5.25% per annum above the base lending rate from time to time of Bank of England.

Joint Liquidators’ Records: all books and records, papers and correspondence which the Joint Liquidators (in their sole discretion) consider relate wholly or partly to the liquidation of the Seller, together with the statutory books of the Seller;

Joint Liquidators’ Solicitors: JMW Solicitors LLP of Kings’ House, 36-37 Kings Street, London, EC2V 8BB.

“Know How” all proprietary chemical and biological materials and other tangible materials, inventions, practices, methods, protocols, formulae, knowledge, know-how, trade secrets, processes, procedures, assays, skills, experience, techniques, information, data and results of experimentation and testing, including the CMC Data and the Preclinical and Clinical Data whether patentable or otherwise.

“Patent Rights” any and all patents and patent applications relating to or covering pyrimidine derivatives as protein kinase inhibitors owned by or in the name of the Seller including those set out in Schedule 1 and including provisional and non-provisional applications, reissues, extensions, substitutions, confirmations, re-registrations, re-examinations, re-validations, patents of addition, supplementary protection certificates or the equivalents thereof, continuations, continuations-in-part and divisionals thereof and all foreign counterparts, and the like of any of the foregoing.

Plogosertib: any Compound on which research or development was conducted by the Seller prior to its liquidation including (i) the novel, small molecule, selective and potent PLK1 inhibitor as further defined in Schedule 2 of this agreement; and (ii) a succinate form of a PLK1 inhibitor

Preclinical and Clinical Data: all data, concerning or in respect of Plogosertib, processed and/or used by the Seller in its preclinical pharmacological, toxicological or metabolic studies or clinical studies including safety data generated in the clinical study for which Syneos Health was the CRO (“Safety Data”).

Purchase Price: £250,000 (exclusive of VAT).

ROT Assets: all assets in the possession of the Seller at Completion that are or become subject to an ROT Claim.

ROT Claim: a claim made by a supplier of goods (or a person deriving title from such a supplier) delivered into the possession of the Buyer under this Agreement for the return of those goods, or for the payment of damages for wrongful interference with them, conversion of them or trespass to them, in each case on the basis that title to them had not passed to the Seller before such delivery.

Seller’s Solicitors: JMW Solicitors LLP of Kings’ House, 36-37 Kings Street, London, EC2V 8BB.

Stock: all drug substance or drug product containing a Compound that is in the possession, power, custody or control of the Seller at the Completion Date.

Subsequent Disposal: any disposal, sale, assignment, transfer or leasing (or series of similar transactions) by the Buyer of the Assets that is entered into within 24 months from the Completion Date.

Surplus: an amount equal to 50% of the difference between the consideration being received by the Buyer upon a Subsequent Disposal and the greater of:

(i)	the sum of £250,000; or

(ii)	£250,000 plus all direct costs incurred by the Buyer in the research or development of the Assets (including the manufacture of Plogosertib or product to be used in development) or in relation to the Patent Rights following the Completion Date

Third Party Assets: all assets in the possession of the Seller that are on loan, subject to lease, hire purchase, conditional sale, rental, contract hire or other agreements that do not pass title to the Seller, or of which it is for any reason bailee.

Transaction: the transaction contemplated by this agreement or any part of that transaction.

VAT: value added tax chargeable under VATA 1994 and any similar replacement or additional tax.

VATA 1994: Value Added Tax Act 1994.

1.2	Clause, schedule and paragraph headings do not affect the interpretation of this agreement.

1.3	A reference to a clause or a schedule is a reference to a clause of, or schedule to, this agreement. A reference to a paragraph is to a paragraph of the relevant schedule.

1.4	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

1.5	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated.

1.6	Unless the context otherwise requires:

(a)	words in the singular include the plural and in the plural include the singular; and

(b)	a reference to one gender includes a reference to the other gender.

1.7	Words and expressions defined for the purposes of or in connection with any statutory provisions shall, where the context so requires, be construed as having the same meanings in this agreement.

1.8	Unless expressly provided otherwise in this agreement, a reference to legislation or a legislative provision is a reference to it as amended, extended or re-enacted from time to time and reference to legislation or a legislative provision shall include all subordinate legislation made from time to time under that legislation or legislative provision.

1.9	Writing or written includes faxes but not email.

1.10	Where the words include(s), including or in particular are used in this agreement, they are deemed to have the words “without limitation” following them.

1.11	Any obligation in this agreement on the Buyer not to do something includes an obligation not to agree or allow that thing to be done.

1.12	Any obligation in this agreement on the Buyer to do something includes an obligation to do that thing at the Buyer’s own cost and expense.

1.13	Other and otherwise are illustrative and shall not limit the sense of the words preceding them.

1.14	A reference to the Joint Liquidators includes both of them jointly and each of them individually.

1.15	A reference to a claim includes any claim, demand, action or proceeding of any kind, actual or contingent.

1.16	A reference to a loss includes any loss, damage, cost, charge, penalty, fee or expense.

1.17	A reference to representatives includes partners, agents, employees, sub-contractors and any other person acting on behalf of and with the authority of a party.

1.18	References to any English legal terms, for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include a reference to what most nearly approximates to the English legal term in that jurisdiction.

1.19	References to times of the day are, unless the context requires otherwise, to London time and references to a day are to a period of 24 hours running from midnight on the previous day.

2.	Agreement to sell and buy

2.1	Upon payment of the Purchase Price to the Seller by the Buyer on the Completion Date

the Seller shall sell and hereby transfers and assigns to the Buyer subject to any Encumbrances such right, title and interest held by (if any) the Seller in the following assets: - [****]

2.2	For the avoidance of doubt and without limitation, the following items are not included in the sale under this agreement: [****]

3.	Purchase Price

3.1	The consideration for the sale and purchase of the Assets shall be the aggregate of the values attributed to the Assets by Hilco Global, being the Purchase Price.

3.2	The Purchase Price shall be paid in full, and without set-off, counterclaim or abatement whatsoever, in cash at Completion by the Buyer to the following account (or in such other manner as the Joint Liquidators may direct): [****]

3.3	The Seller confirms that the Joint Liquidators’ or the Joint Liquidators’ Solicitors may give a good receipt for all payments to the Seller.

4.	Payment, Completion, Delivery and Subsequent Disposal

4.1	Completion shall take place immediately after the execution of this agreement and, for the avoidance of doubt, once all the requirements in this clause 4 have been completed. The Buyer hereby warrants that the person or persons signing this agreement and executing the Deed of Assignment has or have the full authority of the Buyer’s directors or officers to do so and that the Buyer is authorised to enter into this agreement and the Deed of Assignment.

4.2	At Completion, the Buyer shall:

(a)	pay the Purchase Price, together with any VAT if applicable; and

(b)	execute all documents delivered by the Seller that require execution by the Buyer.

4.3	The Buyer shall fully indemnify the Seller and the Joint Liquidators from and against all claims and losses that may be brought against or incurred by the Seller or the Joint Liquidators in respect of the Buyer’s failure to comply with the provisions of clause 3.

4.4	At Completion, the Joint Liquidators shall in so far as they are able:-

(a)	execute this agreement.

(b)	execute the Deed of Assignment and the power of attorney.

(c)	deliver to the Buyer all log-in and access codes for any Documents stored electronically.

(d)	Provide copies of the contracts made by the Seller with (i) Onyx Pharmaceuticals for the manufacture of the API; and (ii) Syneos Health for the conduct of a study and the compilation and reporting of safety data generated in the study; and (iii) Iron Mountain for the storage of physical Documents together with details of amounts owed to Onyx Pharmaceuticals and Iron Mountain and communications relating to such debts. For clarity, the Seller shall not be required to deliver the Iron Mountain Documents, but will facilitate the Buyer to approach those suppliers concerning access to the same.

4.5	Within 3 Business Days of Completion, and subject to production to the Joint Liquidators of an appropriate VAT invoice, the Seller shall pay (and provide evidence of payment to the Buyer) the fees of the patent attorney firm IP21 in the sum of £3,300 plus VAT for dealing with the European Patent Office and paying the fees (£4,200) due for grant of Patent Application number [****].

4.6	Within 3 Business Days of Completion the Joint Liquidators shall instruct Onyx Pharmaceuticals to deliver the API to an address to be nominated by the Buyer provided that the Buyer first pays Onyx Pharmaceuticals any associated delivery charge.

4.7	Within 5 Business Days of the Completion Date the Joint Liquidators shall, in so far as the Joint Liquidators are able to do so, cause the Seller to deliver to the Buyer to an address stipulated by the Buyer Documents being or containing Know How.

4.8	Within 5 Business Days of the Completion Date the Joint Liquidators on behalf of the Seller shall instruct Syneos Health in writing (with a copy to the Buyer) to carry out the activities necessary to conclude the clinical study in relation to which they were appointed, including compiling the Safety Data and reporting the same, as soon as practicable, and to deliver such Safety Data to the Buyer to an address stipulated by the Buyer.

4.9	Any delivery to be effected by the Seller pursuant to this clause 4 shall be to an address within Great Britain if the Seller is to pay for the costs of so doing. If any delivery to be effected by the Seller shall be to an address outside Great Britain, the Buyer shall place the Seller in funds in respect of the associated costs of delivery in advance of such delivery. In either case, and for the avoidance of doubt, the Joint Liquidators shall not be personally liable for any failure by the delivery company in question, which shall be a reputable delivery service, to complete the delivery in question or to do so within a reasonable period of time.

4.10	Within 5 Business Days of the Completion Date the Joint Liquidators on behalf of the Seller shall direct D.Young & Co in writing (with a copy to the Buyer) to compile and then deliver up to the Joint Liquidators’ Solicitors, as soon as possible but no later than 20 Business Days following the date of the instruction and at the cost and expense of the Seller (if any), all Documents in D. Young & Co’s possession power, custody or control relating to the [****]. The Joint Liquidators shall cause their solicitors to deliver the Documents received from D.Young & Co to a patent attorney nominated by the Buyer and based in the UK as soon as practicable following their receipt.

4.11	Save where otherwise stated in this agreement, the Seller acknowledges and agrees that the Buyer shall not be responsible for any debts or liabilities of the Seller of whatsoever nature to any person whatsoever, including D Young & Co, Syneos Health or Onyx Pharmaceuticals whether those debts or liabilities relate to the Assets or otherwise.

4.12	The Buyer agrees that it will only make any Subsequent Disposal for a cash consideration. In the event of any Subsequent Disposal the Buyer shall pay the Surplus (without any set-off, counterclaim, deduction or withholding, other than any deduction or withholding of tax as required by law) to the Seller within 14 days of the receipt by the Buyer of the consideration or part consideration for the Subsequent Disposal whenever it is received. The Buyer agrees that any payment due pursuant to this Clause 4.4 is in addition to the Purchase Price.

4.13	The timing of the payment of the Surplus shall be of the essence. Late payment shall incur interest at 5% per annum above the base rate of the Bank of England from time to time.

4.14	The Buyer shall obtain fair value customary in an arms-length transaction of the type proposed by it for any Subsequent Disposal. When starting to implement a Subsequent Disposal the Buyer shall use reasonable efforts to obtain competitive bids for that Subsequent Disposal whether as part of a formal process or otherwise. The Buyer shall inform the Seller of the nature of the Subsequent Disposal being planned and the processes being employed to attempt to obtain competitive bids and shall provide satisfactory (at the discretion of the Joint Liquidators, acting reasonably) evidence of the same to the Joint Liquidators. The Buyer shall not be under any liability to the Seller if the circumstances are such that obtaining competitive bids is impossible.

4.15	The Buyer will within 5 Business Days of the closing of any Subsequent Disposal notify in writing the Joint Liquidators and the Seller of the consideration received for the Subsequent Disposal and the amount of the Surplus that will arise upon such Subsequent Disposal.

4.16	Should the Surplus, together with any accrued interest in the event of late payment, not be paid when due, the Seller and the Joint Liquidators shall be indemnified by the Buyer in respect of any legal fees and other costs incurred in the pursuance of payment of the Surplus.

4.17	Any dispute about the calculation of the Surplus, if maintained on bona fide grounds, shall be referred to and independent valuation agent at a firm in England (“Expert”). Such referral shall be triggered by the provision of a written notice by either party proposing an Expert (“Proposal”) and the parties shall then use their best endeavours to agree to the identity, and terms of appointment of, the Expert within 14 Business Days of the Proposal.

4.18	Should the Parties fail to instruct an Expert in accordance with clause 4.15 above, either party shall be entitled to request that Hilco Global be appointed as the Expert. The costs of the Expert shall be borne equally by the Parties.

4.19	The decision of the Expert shall be final and binding upon the Parties, absent written agreement being reached by them to the contrary.

5.	Third Party Assets

5.1	The Buyer acknowledges that some assets of which possession passes from the Seller to the Buyer may belong to persons other than the Seller and that such assets are not the subject of any sale under this agreement.

5.2	Where possession is given to the Buyer of any Third Party Assets, the Buyer shall:

(a)	hold the Third Party Assets as bailee;

(b)	have no title to nor further right to possess or use any of the Third Party Assets;

(c)	not hold itself out as owner of any of the Third Party Assets;

(d)	at its own expense, maintain the Third Party Assets in as good condition as they were in at the time of Completion (subject to normal wear and tear);

(e)	not sell, charge or otherwise encumber or dispose of any of the Third Party Assets; and

(f)	allow the Joint Liquidators, the Seller, the owners of the Third Party Assets and their respective representatives, to have access to the Third Party Assets at any reasonable time, to enable them to inspect, remove or otherwise deal with them.

5.3	The Buyer shall use all reasonable endeavours to obtain the consent of the owners of the Third Party Assets to the Buyer’s continued possession, use or purchase of them. Neither the Joint Liquidators nor the Seller shall object to or hinder any arrangements that the Buyer may wish to make in this respect provided that the Buyer shall not make any such arrangement with the owner or person entitled to such assets unless such arrangements include waivers in full (a) of any claim that the owner may have against the Joint Liquidators (whether for conversion, trespass to goods or on any other account), and (b) of any claim made as an expense of the liquidation for the payment of any monies in respect of such Third Party Assets or their use. Subject to this and to the requirements of clause 11 the Seller shall execute such documents as the Buyer may reasonably require.

5.4	If the owner of any Third Party Asset refuses to sell it or otherwise make it available to the Buyer, the Buyer shall forthwith deliver up such item for collection and removal by the owner and notify the Seller of such delivery up.

5.5	The Buyer shall fully indemnify the Seller and the Joint Liquidators from and against all claims and losses that may be brought against or incurred by the Seller or the Joint Liquidators in respect of any or all of the Third Party Assets insofar as such matters relate to the period, or any event occurring, after the making of this agreement.

6.	ROT Assets

6.1	The Buyer acknowledges that some assets of which possession passes from the Seller to the Buyer may be ROT Assets and that such assets are not the subject of any sale under this agreement.

6.2	Where possession is given to the Buyer of any ROT Assets, the Buyer shall:

(a)	hold the ROT Assets as bailee;

(b)	have no title to nor further right to possess any of the ROT Assets;

(c)	not hold itself out as owner of any of the ROT Assets;

(d)	not charge or otherwise encumber any of the ROT Assets;

(e)	store, maintain and insure the ROT Assets at its own expense;

(f)	allow the Joint Liquidators, the Seller, the owners of the ROT Assets and their respective representatives to have access to the ROT Assets at any reasonable time, to enable them to inspect, remove or otherwise deal with them.

6.3	From Completion, the Buyer shall promptly inform the Joint Liquidators and the Seller of any information received by it in respect of any ROT Claims.

6.4	The Buyer shall fully indemnify the Seller and the Joint Liquidators from and against all claims and losses that may be brought against or incurred by the Seller or the Joint Liquidators in respect of any or all of the ROT Assets.

6.5	Where it is established by agreement between the Joint Liquidators and the relevant claimant or by court order that an ROT Claim in relation to an ROT Asset possession of which has passed to the Buyer is not valid and enforceable, such right, title and interest (if any) as the Seller has in the ROT Asset the subject of that ROT Claim will pass to the Buyer on the date of that agreement or court order.

7.	Value added tax

All amounts payable by the Buyer pursuant to this agreement are exclusive of VAT, and the Buyer shall in addition pay an amount equal to any VAT chargeable on those sums on presentation of a VAT invoice.

8.	Joint Liquidators’ liability and status of claims

8.1	The Buyer agrees that the Joint Liquidators have entered into and signed this Agreement as the agents of the Seller.

8.2	Neither the Joint Liquidators, their firm, employees, agents or advisors shall incur any personal liability whatsoever under this agreement or under any other agreement, instrument or document entered into pursuant to or in connection with it or in relation to any related matter or claim however, whenever and wherever arising.

8.3	Neither the Joint Liquidators nor their firm, staff, agents and employees shall be liable on any deed or document executed with a view, or for the purpose, of putting this agreement into effect whether or not such deed or document so provides in terms and the Joint Liquidators shall be entitled at any time to have any such deeds or documents amended at any time to include an exclusion of personal liability in the terms of clause 8.2

8.4	Save where expressly provided to the contrary, the Joint Liquidators are a party to this agreement solely for the purpose receiving the benefit of the indemnities and exclusions conferred on them by this agreement.

8.5	No sums due from the Joint Liquidators or the Seller arising directly or indirectly out of the terms of this agreement shall be charged or payable as a cost or expense of the liquidation,but shall rank (subject to that claim being allowed by law to rank as an unsecured claim) only as an unsecured claim against the Seller.

9.	Exclusions

9.1	Subject to clause 9.5, all representations, warranties, conditions, guarantees and stipulations, express or implied, statutory, customary or otherwise in respect of the Assets, ROT Assets or Third Party Assets, or any of the rights, title and interests transferred or agreed to be transferred, or of which possession may pass, pursuant to this agreement are expressly excluded (including implied warranties and conditions as to title, quiet possession, merchantable or satisfactory quality, fitness for purpose and description). Except as expressly set out in this agreement, any lists contained in any schedule or annexe shall not constitute any warranty in respect of the Seller’s ownership of the listed items or otherwise.

9.2	The Assets sold under this agreement are sold in their condition and, subject to the delivery obligations under Clause 4, locations as at the time of the making of this agreement and subject to all faults, liens, executions, distraints, Encumbrances and claims of third parties. Unless otherwise required by law (and then only to that extent), the Seller and the Joint Liquidators and each of them shall not be liable for any loss arising out of, or due to, or caused by any defect or deficiencies in any or all of the Assets.

9.3	The Buyer agrees that the terms and conditions of this agreement and the exclusions and limitations contained in it are fair and reasonable having regard to the following:

(a)	that this is a sale by an insolvent company in circumstances where the Joint Liquidators’ knowledge of the Assets is limited and it is usual that no representations and warranties are given by or on behalf of the Seller or the Joint Liquidators;

(b)	that the Buyer has relied solely on the opinions of itself and its professional advisors concerning the Assets or any of them, their quality, condition, description, fitness and suitability for any purpose, the possibility that some or all of them may have defects not apparent on inspection and examination, and the use it intends or proposes to put them to;

(c)	that the Buyer has agreed to purchase the Assets or any of them “as seen” in their present state and condition for a consideration that takes into account the risk to the Buyer represented by the parties’ belief that the said exclusions and limitations are or would be recognised by the courts; and

(d)	that the Buyer, its representatives and advisers have been given every opportunity it or they may wish to have to examine and inspect the Assets or any of them and all relevant documents relating to them.

9.4	The Buyer acknowledges that it has not entered into this agreement in reliance upon any representations, agreements, statements or replies to specific enquiries (whether oral or written) made or alleged to have been made by the Seller, the Joint Liquidators or its or their representatives at any time.

9.5	Nothing in this agreement operates to limit or exclude any liability for fraud or fraudulent misrepresentation.

9.6	The Buyer acknowledges that if the Seller does not have title or unencumbered title to any or all of the Assets, or if the Buyer cannot exercise any right conferred or purported to be conferred on it by this agreement, this shall not be a ground or grounds for rescinding, avoiding or varying any or all of the provisions of this agreement, or for any reduction or repayment of any part of the consideration. Accordingly, if any item included within the Asset is discovered after Completion not to have belonged to the Seller in the sole opinion of the Joint Liquidators then such Seller and/or Joint Liquidators (acting reasonably) may withdraw such asset from the sale and the Buyer shall forthwith deliver up such asset to the Seller and/or the Joint Liquidators. However, should the Buyer reach agreement with the relevant third party owner of the asset in question that the Buyer is to retain that asset then, upon satisfactory evidence being shown to the Joint Liquidators of such agreement, the aforementioned delivery up shall not be required.

10.	Confidentiality and announcements

10.1	The Seller and the Joint Liquidators undertake to the Buyer to keep confidential all the information that they have acquired about the Buyer and to use such information only for the purposes contemplated by this agreement.

10.2	The Buyer undertakes to the Seller and the Joint Liquidators to keep confidential the terms of this agreement and all information that it has acquired about the Seller and to use the information only for the purposes contemplated by this agreement.

10.3	Either party may disclose any information that it is otherwise required to keep confidential under this clause 10:

(a)	to such professional advisers, consultants and employees or officers of and, in the case of the Seller and the Joint Liquidators, the Joint Liquidators’ firm, employees and agents, as are reasonably necessary to advise on this agreement, or to facilitate the Transaction, provided that the disclosing party procures that the people to whom the information is disclosed keep it confidential as if they were that party;

(b)	with the written consent of the Joint Liquidators and the Buyer; or

(c)	to the extent that the disclosure:

(i)	is required for the purposes of the liquidation of the Seller; or

(ii)	is required by law; or

(iii)	is required by a regulatory body, tax authority or securities exchange or (in the case of a disclosure by the Seller or the Joint Liquidators) is required in the Joint Liquidators’ opinion to enable them to comply with any applicable requirements of insolvency practice or disclosure requirement to which they are subject (whether as a matter of law, practice or professional conduct);

but shall use reasonable endeavours to consult the Joint Liquidators (in the case of a disclosure on the part of the Buyer) or the Buyer (in the case of a disclosure on the part of the Seller or the Joint Liquidators) and shall take into account any reasonable requests it may have in relation to the disclosure before making it.

10.4	Other than as permitted by this agreement or required by law, no announcement, circular or other publicity in connection with the subject matter of this agreement shall be made by or on behalf of the Seller, the Joint Liquidators or the Buyer without the approval of the Joint Liquidators and the Buyer (such approval not to be unreasonably withheld or delayed).

10.5	The Buyer shall, with the prior written consent of the Joint Liquidators, such consent not to be unreasonably withheld (and in any event, if consent is to be withheld this must be communicated in writing to the Buyer within 3 Business Days of the request for consent), have the right to disclose the contents of this agreement to any person and their advisors with whom the Buyer is negotiating concerning a Subsequent Disposal if that person or advisor requests sight of it to facilitate the proposed Subsequent Disposal (and evidence of that request is provided to the Joint Liquidators).

11.	Further assurance

11.1	Without limiting or diminishing any of the rights of the Buyer under the Deed of Assignment for six months following Completion, the Seller and the Joint Liquidators (provided they are, at the relevant time, the liquidators of the Seller) shall (at the Buyer’s expense) execute and deliver all such documents, and do whatever the Buyer may from time to time reasonably require for the purpose of giving effect to the provisions of this agreement provided that the terms of any such documents and the terms on which any such things are performed:

(a)	shall exclude the personal liability of the Joint Liquidators;

(b)	shall be no more onerous to the Seller and the Joint Liquidators than the terms of this agreement; and

(c)	shall be subject to the Joint Liquidators’ prior approval, which shall not be unreasonably withheld or delayed.

12.	Buyer’s Warranties

12.1	The Buyer warrants to the Seller and the Joint Liquidators that on the execution of this Agreement:

(a)	it has full power to enter into and perform this agreement and this agreement constitutes obligations binding on the Buyer in accordance with the terms of this agreement;

(b)	it is not insolvent or unable to pay its debts within the meaning of Section 123 of the Insolvency Act 1986; and

(c)	the execution of this agreement and the observance and performance of its provisions will not and is not likely to result in a breach of any contract, law, regulation, order, judgment, injunction, undertaking, decree or similar imposition to or by which the Buyer is party or bound.

12.2	If the Seller, the Joint Liquidators or the Joint Liquidators’ Solicitors provide the Buyer with any services or other assistance after Completion, the Buyer undertakes that promptly on demand they will pay to the Joint Liquidators’ Solicitors, by electronic funds transfer, the reasonable costs incurred in providing those services.

12.3	If the Buyer provides the Seller and/or the Joint Liquidators with any services or other assistance after Completion, the Seller and/or the Joint Liquidators undertake that promptly on demand they will pay to the Buyer, by electronic funds transfer, the reasonable costs incurred in providing those services.

12.4	The Buyer will indemnify the Seller and the Joint Liquidators in respect of any losses incurred by the Seller or the Joint Liquidators in respect of:

(a)	any breach of the Buyer’s obligations under this agreement; and

(b)	any personal liability of the Joint Liquidators in connection with Assets except for in relation to any liability arising out of the wilful, misconduct, fraudulent conduct or gross negligence of the Joint Liquidators

13.	Assignment

The Buyer may not assign or grant any Encumbrance over or deal in any way with any of its rights or obligations under this agreement without the prior written consent of the Seller and the Joint Liquidators.

14.	Whole agreement

This agreement, and any documents referred to in it, constitute the whole agreement between the parties and supersede any previous arrangement, understanding or agreement between them relating to the subject matter they cover.

15.	Variation

15.1	A variation of this agreement shall be in writing and signed by or on behalf of each party.

15.2	Any waiver by or on behalf of the Seller or the Joint Liquidators of any right under this agreement is only effective if it is in writing and signed by the Joint Liquidators on behalf of the Sellers or the Joint Liquidators on their own behalf. It applies only in the circumstances for which it is given and shall not prevent the Seller or the Joint Liquidators from subsequently relying on the provision so waived.

15.3	No failure by the Seller or the Joint Liquidators to exercise or delay in exercising any right or remedy provided under this agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part.

15.4	No single or partial exercise by the Seller or the Joint Liquidators of any right or remedy under this agreement shall preclude or restrict the further exercise of any such right or remedy.

15.5	Unless specifically provided otherwise, the rights of the Seller and the Joint Liquidators arising under this agreement are cumulative and do not exclude rights provided by law.

16.	Costs

Unless otherwise provided, all costs and expenses in connection with the negotiation, preparation, execution and performance of this agreement, and any documents referred to in it, shall be borne by the party that incurred the costs.

17.	Notice

17.1	A notice given under this agreement:

(a)	shall be in writing in the English language (or be accompanied by a properly prepared translation into English);

(b)	shall be sent for the attention of the person, and to the address or email, given in this clause 17 (or such other address, email or person as the relevant party may notify to the party); and

(c)	shall be:

(i)	delivered personally;

(ii)	delivered by commercial courier;

(iii)	sent by email;

(iv)	sent by prepaid first-class post or recorded delivery; or

(v)	(if the notice is served by post outside the country from which it is sent) sent by registered airmail.

17.2	The addresses for service of notice are:

(a)	Seller and Joint Liquidators

Address: c/o Oury Clark, 10 John Street, London, WC1N 2EB

For the attention of: Carrie James and James Hopkirk

Email: carrie.james@ouryclark.com AND james.hopkirk@krestonreeves.com

(b)	Buyer

Address: c/o ABZ Law, 28 General Pierre Koenig St., 3rd Floor - Asif Business Center, Jerusalem 9346936, Israel

For the attention of: Avraham Ben-Tzvi

Email: avraham@abz-law.com

17.3	No communication from the Buyer shall be effective until it is received by the Joint Liquidators. Any other notice shall be deemed to have been received:

(a)	if delivered personally, at the time of delivery;

(b)	if delivered by commercial courier, at the time of signature of the courier’s receipt;

(c)	if sent by email, in which case it shall be deemed to have been received at the time of transmission;

(d)	if sent by prepaid first class post, recorded delivery or registered post, 48 hours from the date of posting;

(e)	if sent by registered airmail, five days from the date of posting; or

(f)	if deemed receipt under the previous paragraphs of this clause 17.3 is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a Business Day), when business next starts in the place of receipt.

17.4	To prove service by the Seller or the Joint Liquidators on the Buyer, it shall be sufficient to prove that the notice was transmitted by email to the email of the Buyer or, in the case of post, that the envelope containing the notice was properly addressed and posted.

18.	Interest on late payment

18.1	Where a sum is required to be paid by the Buyer under this agreement but is not paid before or on the date the parties agreed, the Buyer shall also pay interest on that sum at the Interest Rate for the period beginning with that date and ending with the date the sum is paid (and the period shall continue after as well as before judgment). Interest shall accrue on a daily basis and be compounded quarterly.

18.2	Notwithstanding clause 18.1, the Seller may in the alternative claim interest at its discretion under the Late Payment of Commercial Debts (Interest) Act 1998.

19.	Severance

19.1	If any provision of this agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

19.2	If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

20.	Contra proferentem

The parties acknowledge and agree that this agreement has been jointly drafted by all of the parties to it and that it is intended to benefit all of the parties equally. Accordingly, the rule of construction known as “contra proferentem” shall not apply.

21.	Third party rights

21.1	The Joint Liquidators’ agents, representatives, firms and their respective employees may enforce and rely on clause 8 to the same extent as if they were a party to this agreement.

21.2	Subject to clause 21.1, this agreement and the documents referred to in it are made for the benefit of the parties to them and their successors and permitted assigns, and are not intended to benefit, or be enforceable by, anyone else.

21.3	The rights of the parties to terminate, rescind or agree any variation, waiver or settlement under this agreement is not subject to the consent of any person not a party to this agreement.

22.	Successors

Subject to clause 13, the rights and obligations of the parties shall continue for the benefit of, and shall be binding on, their respective successors and permitted assigns.

23.	Counterparts

This agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document.

24.	Governing law and jurisdiction

24.1	This agreement and any disputes or claims arising out of or in connection with its subject matter or formation (including non-contractual disputes or claims) are governed by and construed in accordance with the law of England.

24.2	The parties irrevocably agree that the courts of England have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this agreement, its subject matter or formation (including non-contractual disputes or claims).

This agreement has been entered into on the date stated at the beginning of it.

Schedule 1	PATENT RIGHTS

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Schedule 2	PLOGOSERTIB

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Schedule 3	FADRACICLIB

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ATTESTATIONS

SIGNED BY
CARRIE JAMES or JAMES HOPKIRK
for and on behalf of
CYCLACEL LIMITED (IN LIQUIDATION)
as agent and without personal liability	Joint Liquidator

SIGNED BY
CARRIE JAMES or JAMES HOPKIRK
for and on behalf of the Joint Liquidators
without personal liability	Joint Liquidator

SIGNED BY
[ ] of
CYCLACEL PHARMACEUTICALS Inc.
in his/her capacity as director
for and on behalf of the Buyer	Director